LORUS THERAPEUTICS INC.

2003 SHARE OPTION PLAN

OCTOBER 9, 2003

TABLE OF CONTENTS

	ARTICLE 1. INTERPRETATION
1.1.	Purpose of the Plan	1
1.2.	Definitions	1
1.3.	Schedules	1
1.4.	Headings and Table of Contents	1
1.5.	Gender and Number	1
1.6.	Currency	1
1.7.	Invalidity of Provisions	2
1.8.	Entire Agreement	3
1.9.	Governing Law	2
1.10.	Effective Date	2

	ARTICLE 2. ADMINISTRATION
2.1.	Administration by the Board of Directors 2	1
2.2.	Authority of the Board of Directors	2
2.3.	Grants by CEO	3
2.4.	Shares Subject to the Plan	3
2.5.	Restrictions on Issuances	3
2.6.	Compliance with Law	4

	ARTICLE 3. FAIR VALUE
3.1.	Definition	4

	ARTICLE 4. GRANT OF OPTIONS
4.1.	Grants	5
4.2.	Participation Voluntary	5
4.3.	General Terms of the Option	5
4.4.	Option Exercise Price	5
4.5.	Exercise Period of Option	5
4.6.	Option Agreements	6
4.7.	Prohibition on Transfer of Options	6

	ARTICLE 5. EXERCISE OF OPTIONS
5.1.	Method of Exercise of Option	7

5.2.	Payment of Option Price	7
5.3.	Withholding of Tax	7

	ARTICLE 6. SHARES
6.1.	Shareholder Rights	8

	ARTICLE 7. REORGANIZATIONS AND ADJUSTMENTS
7.1.	Reorganization or Sale of the Company	8
7.2.	Substitute Options upon Acquisition by the Company	8
7.3.	Capital Adjustments	8

	ARTICLE 8. EMPLOYMENT AND COMPENSATION
8.1.	No Special Employment Rights	9
8.2.	Other Employee Benefits	9
8.3.	Non-Exclusivity	9

	ARTICLE 9. AMENDMENTS
9.1.	Amendment or Termination Without Consent	9
9.2.	Amendment With Individual Consent	10

	ARTICLE 10. GENERAL MATTERS
10.1.	Notices	10
10.2.	Submission to Jurisdiction	10
10.3.	Language of Plan	10
10.4.	Further Assurances	10

SCHEDULES
Schedule 1.2.1	— Definitions
Schedule 1.2.2	— Incorporated Definitions
Schedule 2.2.5	— Regulations
Schedule 2.6.4	— Company Obligations Required By Law
Schedule 4.6	— Form of Option Agreement
Schedule 5.1	— Exercise Form

LORUS THERAPEUTICS INC.
2003 OPTION PLAN

ARTICLE 1.
INTERPRETATION

1.1.	Purpose of the Plan

The purpose of this Plan is to advance the interests of the Company by increasing its ability to attract, retain and reward Eligible Persons who are involved in the development of the Company by providing those Eligible Persons with an opportunity to acquire an ownership interest in the Company and aligning further the interests of those Eligible Persons with the interests of the Company’s security holders.

1.2.	Definitions

1.2.1.  In this Plan and its Schedules, the terms set out in Schedule 1.2.1 (Definitions) will have the meanings given to those terms in that schedule.

1.2.2.  Certain terms, whose definitions are incorporated by reference from other material, are set out in Schedule 1.2.2 (Incorporated Definitions).

1.3.	Schedules

The following are the schedules attached to this Plan:
Schedule 1.2.1	—Definitions
Schedule 1.2.2	—Incorporated Definitions
Schedule 2.2.5	—Regulations
Schedule 4.6	—Form of Option Agreement
Schedule 5.1	—Exercise Form

1.4.	Headings and Table of Contents

The inclusion of headings and a table of contents in this Plan is for convenience of reference only and will not affect the construction or interpretation of the Plan.

1.5.	Gender and Number

In this Plan, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6.	Currency

Except where otherwise expressly provided, all amounts in this Plan are stated and will be paid in Canadian currency.

1.7.	Invalidity of Provisions

Each of the provisions contained in this Plan is distinct and severable and a declaration of invalidity or unenforceability of any provision or part by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of the Plan. To the extent permitted by applicable law, the Company and all Participants waive any provision of law which renders any provision of this Plan invalid or unenforceable in any respect.

1.8.	Entire Agreement

This Plan and each Option Agreement constitutes the entire agreement between the parties pertaining to the subject matter of those documents. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with the subject matter except as specifically set out or referred to in those documents.

1.9.	Governing Law

This Plan will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

1.10.	Effective Date

This Plan is effective as of October 9, 2003.

ARTICLE 2.
Administration

2.1.	Administration by the Board of Directors

This Plan will be administered by the board of directors of the Company or a committee of the board of directors duly appointed for this purpose by the board of directors and consisting of not less than 2 directors. If a committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the committee.

2.2.	Authority of the Board of Directors

Subject to this Plan, the Board has the authority to:

2.2.1.  grant Options to Eligible Persons;

2.2.2.  determine the terms of Option grants, including any limitations, restrictions and conditions upon those grants, which terms may differ by grant and by Participant;

2.2.3.  issue Shares upon the exercise of Options;

2.2.4.  effect any repurchase of Shares, Options or other rights contemplated by this Plan;

2.2.5.  interpret this Plan and adopt, amend or rescind any administrative guideline and other rule or Regulation relating to this Plan as it may from time to time consider advisable, subject to the Law; and

2.2.6.  make all other determinations and take all other actions in connection with the implementation and administration of this Plan as it may consider necessary or advisable.

The Board’s guidelines, rules, Regulations, interpretations and determinations will be final and binding upon the Company and all Participants and their legal representatives. No member of the Board will be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the exercise of an authority or discretion granted in connection with the Plan to the Board, or for the acts or omission of any other members of the Board.

2.3.	Grants by CEO

The Chief Executive Officer of the Company is authorized to grant Options from time to time to Eligible Persons between meetings of the Board, subject to the ratification and approval of those grants by the Board at the next meeting of the Board; provided those grants are made in accordance with (1) the terms of the Plan and (2) any guidelines set out by the Board. The exercise price of Options granted in this manner will in all cases be established on the date of grant by the Chief Executive Officer, in accordance with section 4.4.

2.4.	Shares Subject to the Plan

2.4.1.  Effective from September 13, 2005 the maximum total number of Shares available for issuance from treasury upon exercise of Options granted under the Plan is 10% of the issued and outstanding Shares of the Corporation, being 25,920,797 Shares as at September 13, 2005, less any Shares issued pursuant to options exercised under the Previous Stock Option Plan. Any Share subject to an Option that, for any reason, has been cancelled or terminated without having been exercised under the Plan or the Previous Plan, will again be available for issuance under this Plan.

2.4.2.  No fractional Shares may be issued or purchased under the Plan and the Board will determine the manner in which any fractional Shares or rights to acquire fractional Shares are to be addressed.

2.5.	Restrictions on Issuances

The issuing of Options is subject to the following restrictions:

2.5.1.  that the number of Shares reserved for issuance under Options granted to Insiders or under Stock Options granted to Insiders under this and any other Share Compensation Arrangement of the Company may not exceed 15% of the Outstanding Issue;

2.5.2.  that Insiders may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other Share Compensation Arrangement of the Company exceeding 10% of the Outstanding Issue; and

2.5.3.  that any one Insider and that Insider’s Associates may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other Share Compensation Arrangement of the Company exceeding 10% of the Outstanding Issue.

2.5.4.  that the number of Shares reserved for issuance under Options to any one Person may not exceed 5% of the Outstanding Issue.

2.6.	Compliance with Law

2.6.1.  The Company is not obligated by this Plan or any grant under it to, and will not, take any action required, permitted or otherwise contemplated by this Plan except in accordance with Law. The Board may postpone or adjust any exercise of any Option or the issue of any Shares under this Plan or refrain from taking any action or exercising any right required, permitted or contemplated by the Plan as the Board in its discretion may deem necessary in order to permit the Company to ensure that this Plan and the issuance of Shares under it comply with Law.

2.6.2.  If the Shares are listed on a Stock Market, the Company will have no obligation to issue any Shares under this Plan unless the Shares have been duly listed, upon official notice of issuance, on that Stock Market.

2.6.3.  If Law prevents the exercise of an Option or the issue of a Share, the Board may, in addition to the rights referred to in this Plan, choose to address the economic value of a Participant’s rights in whatever manner it deems to be reasonable in the circumstances, and action taken by the Company in consequence of that determination will be deemed to have satisfied the Company’s obligations as they would otherwise have existed.

2.6.4.  The Company will comply with all reporting obligations required by Law.

ARTICLE 3.
FAIR VALUE

3.1.	Definition

“Fair Value” for the purposes of this Plan will be equal to the weighted average of the trading prices of the Shares on the Stock Market for the five trading days ending on the last trading date preceding the date on which the calculation of Fair Value is to be made, provided that:

3.1.1.  “Fair Value” for the purpose of determining the exercise price of all Options (other than Incentive Options) under section 4.4 will be equal to the closing market price of the Shares on the Stock Market on the last trading date preceding the date of the grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the Stock Market on the last trading date preceding the date of the grant.

Article 4.
Grant of Options

4.1.	Grants

The Board may grant Options to Eligible Persons. An Eligible Person may receive Options on more than one occasion under this Plan and may receive differing Options on any one occasion.

4.2.	Participation Voluntary

The participation of an Eligible Person in the Plan and the purchase of Shares by a Participant upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on the employment or continuing employment of an Eligible Person or Participant who is an Employee, the appointment or continuing appointment of an Eligible Person or Participant who is an Executive or the engagement or continuing engagement of an Eligible Person or Participant who is a Consultant or Consultant Entity.

4.3.	General Terms of the Option

4.3.1.  In respect of each Option, the Board will determine the Eligible Person who will receive the Option, the number of Shares subject to the Option, the expiration date of the Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option.

4.3.2.  If not otherwise determined by the Board, an Option will vest as to 50% on the first annual anniversary of the date of grant of the Option and an additional 25% on the second and third annual anniversaries after the date of the grant of the Option.

4.4.	Option Exercise Price

The Board will, in accordance with Law, establish the exercise price of an Option when each Option is granted equal to the Fair Value of the Shares as of the date of grant.

4.5.	Exercise Period of Option

4.5.1.  Maximum Period. Options granted must be exercised no later than 10 years after the date of grant (or within any lesser period that the applicable grant, this Plan, Regulations or any Law may require). No Option may be exercised after its stated expiration.

4.5.2.  Termination.

4.5.2.1.  a Participant ceases to be an Eligible Person as a result of:

4.5.2.1.1.  the termination of the Participant’s appointment, employment or engagement by the Company (and/or its Affiliates) without Cause,

4.5.2.1.2.  the resignation of the Participant, or

4.5.2.1.3.  the retirement of the Participant,

each Option held by the Participant, to the extent which it has vested on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable 3 months after the Termination Date unless it expires sooner or unless otherwise determined by the Board.

4.5.2.2.  If a Participant ceases to be an Eligible Person as a result of the termination of the Participant’s appointment, employment or engagement by the Company (and/or its Affiliates) because of Cause, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable immediately upon the Company’s (and/or an Affiliate’s) giving of notice of termination, unless otherwise determined by the Board.

4.5.2.3.  Effective the Termination Date, any portion of an Option that has not vested on or prior to the Termination Date will no longer be exercisable.

4.5.3.  Death or Disability. If a Participant ceases to be an Eligible Person as a result of the Participant’s death or Disability, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the date of the Participant’s death or Disability in accordance with the Option Agreement and this Plan, will cease to be exercisable 9 months after the Termination Date unless otherwise determined by the Board. Any portion of a Participant’s Option that has not vested on or prior to the date of the Participant’s death or Disability will no longer be exercisable.

4.6.	Option Agreements

Each Option must be confirmed, and will be governed, by an Option Agreement signed by the Company and by the Participant, substantially in the form attached as Schedule 4.6 (Form of Option Agreement).

4.7.	Prohibition on Transfer of Options

Options are personal to the Participant. No Participant may deal with an Option or any interest in it or Transfer an Option except in accordance with this Plan. A purported Transfer of an Option in violation of this Plan will not be valid and the Company will not issue any Share upon the attempted exercise of that Option. Subject to Law, the Board may establish rules, Regulations and procedures permitting the Transfer of Options in circumstances and on terms determined by the Board. If Options have been granted to a Participant’s Subsidiary or a Consultant’s Consultant Entity and the related Subsidiary ceases to be a Subsidiary or the related

Consultant Entity ceases to so qualify, then the Participant will be deemed to have Transferred any Option held by that entity to the entity, and that Transfer will be subject to the requirements and sanctions set out in this section. Notwithstanding anything to the contrary in the Plan, Options cannot be Transferred other than by will or the laws of descent and distribution and will be exercisable during a Participant’s lifetime only by the Participant

ARTICLE 5.
EXERCISE OF OPTIONS

5.1.	Method of Exercise of Option

A Participant may exercise all or a portion of an Option by delivering to the Company, to the address and person set out in section 10.1, a completed exercise form in the form attached as Schedule 5.1 (Exercise Form) and, if exercised under section 5.2, accompanied by payment of the exercise price multiplied by the number of Shares to be purchased.

5.2.	Payment of Option Price

The purchase price of each Share purchased under an Option must be paid in full at the time of exercise by bank draft, certified cheque or in any other manner permitted by the Board and by Law. Upon receipt of payment in full, but subject to this Plan, the number of Shares in respect of which the Option is exercised will be issued as fully paid and non-assessable.

5.3.	Withholding of Tax

5.3.1.  If the Company determines that under the requirements of taxation Law it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option or the sale of Shares acquired on exercise of an Option, the Company may, prior to and as a condition of issuing the Shares or at any other later date, (1) require the Participant exercising the Option to pay to the Company, in addition to and in the same manner as the exercise price for the Shares, (2) withhold from any other amounts payable by the Company to the Participant or (3) transfer from the Participant to the Company Shares issuable upon exercise of the Option having a Fair Value equal to, any amount that the Company is obliged to remit to that taxing authority in respect of the exercise of the Option or the sale of the Shares acquired on exercise of the Option. Any additional payment will, in any event, be due no later than the date as of which any amount with respect to the Option exercised must be included in the gross income of the Participant for tax purposes.

5.3.2.  Promptly after a Participant sells any Shares acquired on exercise of an Option, the Participant will notify the Company in writing of the date and terms of the sale and will provide all other information regarding the sale as the Company may reasonably require.

ARTICLE 6.
SHARES

6.1.	Shareholder Rights

A Participant will not have any rights as a shareholder of the Company with respect to any Shares subject to an Option until that Participant has exercised the Option and the Company has issued Shares in accordance with the Plan.

ARTICLE 7.
Reorganizations and adjustments

7.1.	Reorganization or Sale of the Company

If there is:

7.1.1.  a Combination,

7.1.2.  the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or

7.1.3.  a reorganization or liquidation of the Company,

the Board, or the board of directors of any entity assuming the obligations of the Company, having regard to its fiduciary duties and the best interests of the Company, will, as to unexercised Options, upon written notice to Participants, provide that: (a) all unvested Options of Executives will vest immediately; (b) all unexercised Options (both vested and unvested) will terminate immediately prior to the consummation of the merger, consolidation, acquisition, reorganization, liquidation, sale or transfer unless those Options which have vested are exercised by respective Participants within 30 days following the date of the notice.

7.2.	Substitute Options upon Acquisition by the Company

The Company may grant Options under the Plan in substitution for options held by directors, officers or employees of or consultants to another entity who become Eligible Persons as a result of a merger or consolidation of the other entity with the Company or an Affiliate, or as a result of the acquisition by the Company of property or securities of the other entity. The Company may direct that substitute Options be granted on any terms and conditions that the Board considers appropriate in the circumstances, subject to Law.

7.3.	Capital Adjustments

If there is any change in the outstanding Shares by reason of a share dividend or split, recapitalization, consolidation, combination or exchange of shares, special dividend or other fundamental corporate change, other than the issuance of Shares by the Company for consideration, the Board will, subject to Law, make a substitution or adjustment in

7.3.1.  the exercise price of any unexercised Options;

7.3.2.  the maximum number and/or class of securities of the Company reserved for issuance under this Plan; or

7.3.3.  the number and/or class of securities of the Company subject to unexercised Options previously granted,

as the Board determines is appropriate in the circumstances.

ARTICLE 8.
Employment and Compensation

8.1.	No Special Employment Rights

Nothing contained in the Plan or in any Option will confer upon any Participant any right with respect to the continuation of the Participant’s appointment, employment or engagement by the Company or interfere in any way with the right of the Company at any time to terminate or change any terms of that appointment, employment or engagement including any increase or decrease in the compensation of the Participant.

8.2.	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the sale of Shares received upon an exercise of an Option will not constitute compensation for the purpose of determining any other employee benefits of that Participant, including benefits under any bonus, pension, profit-sharing, life insurance or salary continuation plan, except as otherwise specifically determined by the Board.

8.3.	Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant or other Eligible Person, subject to Law.

ARTICLE 9.
Amendments

9.1.	Amendment or Termination Without Consent

9.1.1.  The Board may amend, suspend or terminate this Plan or any portion of it at any time in accordance with Law, provided that no amendment, suspension or termination may, without the consent of the affected Participant or except as otherwise provided in the Plan, impair any Option, or any right under an Option, previously granted to any Participant.

9.1.2.  If this Plan is terminated, the provisions of this Plan, the Regulations and any administrative guidelines and other rules adopted by the Board and in force when this Plan is terminated will continue in effect as long as any Option, or any right under an Option, remains outstanding. However, notwithstanding the termination of this Plan, the

Board may make any amendments to this Plan, or to any outstanding Option, that it would be entitled to make if this Plan were still in effect.

9.2.	Amendment With Individual Consent

With the consent of the affected Participant, the Board may amend any outstanding Option in any manner to the extent that the Board would have had the initial authority to grant the Option as so modified or amended, including to change the date or the price at which an Option becomes exercisable, subject to Law.

ARTICLE 10.
GENERAL MATTERS

10.1.	Notices

Any notice or other communication required or permitted to be given under this Plan will be in writing and will be given by prepaid first-class mail, by electronic mail or by hand-delivery as provided below. Any notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date, or if sent by electronic mail, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received on the day on which it is delivered to the applicable address noted below either to the individual designated below or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications will be addressed, if to the Company, to the head office of the Company, attention: Corporate Secretary and, if to a Participant, at the last address which appears on the records of the Company.

10.1.	Submission to Jurisdiction

The Company and each Participant irrevocably submit to the non-exclusive jurisdiction of the courts of Ontario in respect of all matters relating to this Plan and any Option Agreement.

10.1.	Language of Plan

The parties to this Plan have expressly agreed that this Plan and related documents be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent plan et tous les documents y afférents soient rédigés en langue anglaise.

10.1.	Further Assurances

Each Participant will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all further acts, documents and things as the Company may reasonably require from time to time for the purpose of giving effect to this Plan and will use reasonable efforts and take all steps as may be reasonably within the Participant’s power to implement to their full extent the provisions of this Plan.

SCHEDULE 1.2.1

Definitions

1.	“Affiliate” has the meaning given to that term in OSC Rule 45-105.

2.	“Associate” has the meaning given to that term in the Securities Act (Ontario).

3.	“Board” means the board of directors of the Company or a committee of the board of directors appointed to administer the Plan.

4.	“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario.

5.	“Cause”, in respect of a Participant, either

5.1.	has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

5.2.	if there is no written definition of this term applicable to the Participant, means (1) the wilful failure of the Participant to properly carry out the Participant’s duties and responsibilities or to adhere to the polices of the Company or its Affiliates after notice by the Company (or an Affiliate) of the failure to do so and an opportunity for the Participant to correct the failure within a reasonable period from the date of receipt of that notice, (2) fraud, theft, dishonesty or wilful misconduct by, or the gross incompetence of, the Participant involving the property, business or affairs of the Company or its Affiliates or the carrying out of the Participant’s duties, as determined in good faith by the Company and (3) any other conduct that would constitute cause as that term is interpreted by the courts of the Province of Ontario from time to time.

6.	“Combination” means any acquisition of the Company by means of any transaction or series of related transactions, including any consolidation, merger, amalgamation or similar form of corporate reorganization, (1) in which the outstanding shares of the Company are exchanged for securities or other consideration issued, delivered or caused to be issued or delivered, by the acquiring Person, its subsidiary or other Person and (2) under which the holders of the outstanding voting securities of the Company immediately prior to the transaction fail to hold, directly or indirectly, equity securities representing a majority of the voting power of the Company or surviving entity or its parent immediately following the transaction in substantially the same proportions as their ownership of the voting power of the equity securities of the Company immediately prior to the transaction.

7.	“Company” means Lorus Therapeutics Inc., and includes any successor company.

SCHEDULE 1.2.1 - Page i

8.	“Consultant” has the meaning given to that term in OSC Rule 45-105 and excludes an individual whose services are in connection with the offer or sale or securities of the Company in a capital raising transaction.

9.	“Consultant Entity” means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder or a partnership of which the individual Consultant is an employee or partner.

10.	“Control” (or “Controlled”) has the meaning given to that term in OSC Rule 45-105.

11.	“Disability”, in respect of a Participant, either

11.1.	has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

11.2.	if there is no written definition of this term applicable to the Participant, means, subject to applicable human rights law, the mental or physical state of the Participant resulting in the Participant being unable as a result of illness, disease, mental or physical disability or similar cause, as determined by a legally qualified medical practitioner selected by the Company, to fulfil the Participant’s obligations to the Company or an Affiliate for any consecutive 180-day period or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period.

12.	“Eligible Person”, subject to the Regulations and to Law, means (1) any Executive or Employee (including any of those persons who are on a leave of absence authorized by the board of directors of the Company or of any Affiliate), (2) any Subsidiary of an Executive or Employee, (3) any Consultant or Consultant Entity or (4) any RRSP or RRIF established by or for an Executive, Employee or Consultant or under which the Executive, Employee or Consultant is a beneficiary.

13.	“Employee” has the meaning given to that term in in Schedule 1.2.2.

14.	“Entity” means any partnership, limited partnership, joint venture, syndicate, company or corporation with or without share capital, unincorporated association, trust or other entity however designated or constituted.

15.	“Executive” has the meaning given to that term in Schedule 1.2.2.

16.	“Fair Value” has the meaning given to that term in section 3.1.

17.	“including” means including without limitation.

18.	“Insider” has the meaning given to the term “insider” in the TSX Rules.

SCHEDULE 1.2.1 - Page ii

19.	“Law” means all applicable law including all applicable securities laws and the rules applicable to any stock exchange or quotation system on which the Shares are listed or quoted or on which the Company wishes to list or quote its shares (including any required prior regulatory approval or shareholder consent).

20.	“Option” means a right granted to an Eligible Person to purchase Shares on the terms of this Plan.

21.	“Option Agreement” means an agreement signed by the Company and by a Participant with respect to a granted Option, as contemplated by section 4.6.

22.	“OSC Rule 45-105” means Ontario Securities Commission Rule 45-105 — Trades to Employees, Senior Officers, Directors and Consultants, as that rule may be amended, renumbered or reclassified from time to time, and any successor to that rule.

23.	“Outstanding Issue” has the meaning given to the term “outstanding issue” in the TSX Rules.

24.	“Participant” means an Eligible Person to whom an Option has been granted, and, as appropriate with respect to each individual Participant (including in calculating holdings of a Participant or addressing termination of a Participant), also includes an RRSP, RRIF, Subsidiary or Consultant Entity related to that Participant.

25.	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

26.	“Plan” means this 2003 Share Option Plan of the Company and all schedules attached to this Plan, in each case as they may be amended or supplemented from time to time, and unless otherwise indicated, references to Articles, sections and Schedules are to the specified Articles, sections and Schedules in this Plan.

27.	“Previous Stock Option Plan” means the stock option plan of the Company established June 3, 1993, as amended. Issuances of options under this stock option plan ceased November 20, 2003.

28.	“Regulations” means the regulations set out in Schedule 2.2.5 (Regulations) made under this Plan, as they may be amended from time to time in accordance with the Plan.

29.	“RRIF” means a registered retirement income fund.

30.	“RRSP” means a registered retirement savings plan.

SCHEDULE 1.2.1 - Page iii

31.	“Share” means a common share of the Company and includes any class of securities into which the common shares of the Company as a whole class may be subsequently reclassified, converted or exchanged.

32.	“Share Compensation Arrangement” has the meaning given to the term “share compensation arrangement” in the TSX Rules.

33.	“Stock Market” means each stock exchange or quotation system on which the Shares are listed or quoted and, in respect of any calculation or determination to be made under this Plan, means one which is selected by the Board for the purposes of the calculation or determination, generally on the basis of volume of trading or other measure as to the accuracy of the trading history. If the Shares are listed on the TSX, then “Stock Market” will mean the TSX for the purpose of any calculation or determination, unless the trading volume of the Shares is materially higher on another stock exchange or quotation system.

34.	“Stock Option” has the meaning given to the term “stock option” in the TSX Rules.

35.	“Subsidiary” has the meaning given to that term in Business Corporation Act (Ontario).

36.	“Termination Date” means the date on which a Participant ceases to be an Eligible Person in accordance with the Plan.

37.	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, hypothecate, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the right to receive proceeds or benefits of or from the subject matter passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and the words “Transferred”, “Transferring” and similar words have corresponding meanings.

38.	“TSX” means the Toronto Stock Exchange.

39.	“TSX Rules” means the rules of the Toronto Stock Exchange Company Manual relating to changes in capital structure of listed companies in connection with employee stock option and stock purchase plans, options for services, and related matters (currently sections 626 to 637.3), as those rules may be amended, renumbered or reclassified from time to time, or any successors.

SCHEDULE 1.2.1 - Page iv

SCHEDULE 1.2.2

Incorporated Definitions

The definitions in this schedule have been substantially reproduced from the statutory, regulatory or other material in force as of October 9, 2003 and from which they have been incorporated. This Schedule will be deemed to be updated from time to time, as applicable, as that material is updated, and a replacement version will be distributed to Participants as soon as practicable after.

1.	A person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

2.	“associate”, where used to indicate a relationship with any person or company means,

2.1.	any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding,

2.2.	any partner of that person or company,

2.3.	any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity,

2.4.	any relative of that person who resides in the same home as that person,

2.5.	any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage, or

2.6.	any relative of a person mentioned in clause 2.5 who has the same home as that person.

3.	a person or company is considered to be controlled by a person or company if

3.1.	in the case of a person or company

3.1.1.	voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and

3.1.2.	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company;

SCHEDULE 1.2.2 - Page i

3.2.	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

3.3.	in the case of a limited partnership, the general partner is the second-mentioned person or company.

4.	“consultant” means, for an issuer, an individual, other than an employee or an executive of the issuer, that (1) is engaged to provide on a bona fide basis consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and (2) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer.

5.	“employee” means, for an issuer, an employee of the issuer or of an affiliated entity of the issuer, other than an executive of the issuer.

6.	“executive” means, for an issuer, an issuer-officer or an issuer-director.

7.	“incentive” means a compensation or incentive arrangement for an executive.

8.	“incentive plan” means a plan providing for incentives.

9.	“insider” of a listed company means:

9.1.	an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the listed company, and

9.2.	an associate of any person who is an insider by virtue of 9.1.

10.	“outstanding issue” means the number of shares of the applicable class outstanding on a non-diluted basis, subject to any applicable adjustments provided for in Sections 628 to 630 of the TSX Rules.

11.	“related person”, for an issuer, means (1) a director or senior officer of the issuer or (2) an associate of a director or senior officer of the issuer.

12.	“share compensation arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more service providers, including a share purchase from treasury which is financially assisted by the company by way of a loan, guaranty or otherwise.

SCHEDULE 1.2.2 - Page ii

13.	“stock option” means an option to purchase shares from treasury granted to a service provider as a compensation or incentive mechanism.

14.	a person or company is considered to be a subsidiary entity of another person or company if

14.1.	it is controlled by

14.1.1.	that other, or

14.1.2.	that other and one or more persons or companies, each of which is controlled by that other, or

14.1.3.	two or more persons or companies, each of which is controlled by that other; or

14.2.	it is a subsidiary entity of a person or company that is that other’s subsidiary entity.

SCHEDULE 1.2.2 - Page iii

SCHEDULE 2.2.5

Regulations

1.	Subject to the Law and upon notice to the Company, a Participant may Transfer Options, or Shares received under the exercise of Options, to any RRSP or RRIF established by or for the Participant or under which the Participant is a beneficiary. Upon death of a Participant, the Participant’s Option(s) will become part of the Participant’s estate, and any right of the Participant may be exercised by the former Participant’s legal representatives, provided the legal representatives comply with all obligations of the former Participant.

2.	A Participant who is an Executive or Employee will cease to be an Eligible Person on the earliest of:

2.1.	the end of the notice period, if the Company gives the Participant notice of termination of appointment and/or employment or the Participant gives the Company notice of resignation and the Participant continues to hold the appointment and/or work during the notice period,

2.2.	the date on which the Company gives the Participant notice of termination of appointment and/or employment (with or without Cause), if the Participant does not continue to hold the appointment and/or work during the notice period, and, for greater certainty, will not include any period of statutory or common law notice or severance,

2.3.	the date on which the Participant gives the Company notice of resignation, if the Participant does not continue to hold the appointment and/or work during the notice period,

2.4.	the date of the Participant’s retirement,

2.5.	the date of the Participant’s death,

2.6.	the date of the Participant’s Disability,

2.7.	the date on which the Participant otherwise fails to meet the criteria set out under the definition of an Eligible Person, and

2.8.	in any other case, the actual date on which both the Participant and the Company had actual notice that the Participant’s appointment and/or employment would cease on a particular date.

For greater certainty, the above dates will apply whether or not the Participant receives any payment in lieu of notice. For greater certainty, if, as a result of one or more of the events listed above, a Participant no longer qualifies or will no longer qualify as an Eligible Person in one category but will remain an Eligible Person under another category, then the Participant will remain an Eligible Person.

SCHEDULE 2.2.5 - Page i

3.	The date of a Participant’s Disability will be the last day of the applicable period during which the Participant is unable to fulfil the Participant’s obligations to the Company.

4.	A Participant who is a Consultant will cease to be an Eligible Person on the earliest of:

4.1.	the completion or substantial performance of the Consultant’s engagement in accordance with the terms of the written contract,

4.2.	the expiration of the Consultant’s written contract,

4.3.	the notice of termination by the Company of the contract whether with or without Cause, or

4.4.	the services of any key individual referred to in the Consultant Entity’s contract no longer being available to the Company as required under the contract.

5.	If the legal representative of a Participant who has died or has a Disability purports to exercise any Options of the Participant, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided that the legal representative is entitled to exercise the Options.

SCHEDULE 2.2.5 - Page ii

SCHEDULE 4.6

Form of Option Agreement

LORUS THERAPEUTICS INC.
2003 SHARE OPTION PLAN

• [DATE]

PERSONAL & CONFIDENTIAL

• [NAME]

• [ADDRESS]

Dear • [NAME]:

Grant of Option

I am very pleased to advise you that the Board of Directors of Lorus Therapeutics Inc. (the “Company”) has granted to you an option (the “Option”) to purchase common shares (the “Shares”) of the Company. This Option was granted on the basis set out in this letter, and is subject to the 2003 Share Option Plan of the Company (the “Plan”), a copy of which is enclosed. This letter and the Plan are referred to collectively as the “Option Documents”. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Plan.

Date of grant of Option:	___________________________________

The total number of Shares subject to this Option is:	___________________________________

The exercise price of this Option is:	$___________________________________

Vesting of Options

Your Options will “vest” or become exercisable

in accordance with the table set out below. Provided that you are an Eligible Person and have been an Eligible Person throughout the time period set out in Column 1, the number of Options set out in Column 2 will vest at 11:59 p.m. on the last day of that time period. The number of Options you may exercise at any time (prior to the expiry date set out below) will be equal to the total number of Options which have vested, less any Options which you have exercised or which have expired in accordance with the Option Documents.

SCHEDULE 4.6 - Page i

Column 1	Column 2
Time Period	Number of Options vesting following that time period
____________ to _____________	____________________
____________ to _____________	____________________
____________ to _____________	____________________

• [OTHER CONDITIONS APPLICABLE TO VESTING, SUCH AS ATTAINING CERTAIN PERFORMANCE GOALS]

Expiry of Option

Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares under this Option will expire at 11:59 p.m. on:

Exercise of Option

This Option may be exercised in whole or in part in respect of the vested portion of the Option at any time prior to expiry of the Option by delivery of written notice in a form attached to the Plan to the address and person set out in the Plan by exercising all or part of the vested portion of the Option for a number of Shares specified to be purchased and enclosing payment by bank draft or certified cheque of the total purchase price of the Shares.

This Option may not be exercised or surrendered in respect of amounts of less than 100 Shares in the case of any one exercise unless that exercise would exhaust the Option.

Tax Consequences

Receiving a grant of an Option, exercising an Option and selling Shares received upon exercise of an Option may all result in tax consequences, which will differ depending on your jurisdiction of residence. The Company may impose requirements in relation to your exercise of an Option or subsequent sale of Shares issued upon exercise of an Option, to ensure compliance with taxation laws related to withholdings and remittances. You are strongly urged to consult your tax advisor as to the various tax consequences.

Options and Your Service to the Company

Nothing in the Option Documents will affect the right of the Company to terminate your services, responsibilities or duties to the Company and its Affiliates at any time

SCHEDULE 4.6 - Page ii

for any reason. Regardless of the reason for your termination, your rights to exercise this Option will be restricted to those rights which have vested and not expired on or prior to your Termination Date and, in any claim for wrongful dismissal, no consideration will be given to any Options that might have vested during an appropriate notice period, all as described in the Plan. As set out the Plan, your participation in the Plan and any purchase of Shares upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on your appointment, employment or engagement by the Company.

No Transfers

This Option is personal to you alone and may not be sold or Transferred in any way, except as described in the Plan.

Decisions of Board Binding

All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be final and binding on all parties.

Acceptance of Option

Please indicate acceptance of this agreement by signing where indicated below on the enclosed copy of this letter and returning the signed copies to the Company to the attention of Corporate Secretary.

SCHEDULE 4.6 - Page iii

By signing and delivering this agreement, you are acknowledging receipt of copies of the Plan and having been provided with an opportunity to consider the Plan and to seek independent legal advice with respect to them, and are agreeing to be bound by all terms of this letter and the Plan.

Yours truly,

LORUS THERAPEUTICS INC.

By:

I have read and agree to be bound by this letter and the Plan.

Signature:	___________________________________
Name (print):	___________________________________
Address:	___________________________________
___________________________________
Date:	___________________________________
Witness Signature:	___________________________________
Witness Name print):	___________________________________

SCHEDULE 4.6 - Page iv

SCHEDULE 5.1

Exercise Form

LORUS THERAPEUTICS INC.
2003 SHARE OPTION PLAN

SHARE OPTION
EXERCISE AND SUBSCRIPTION FORM

TO:	Lorus Therapeutics Inc. (the ”Company“) 2 Meridian Road Toronto, Ontario M9W 4Z7 Attention: Corporate Secretary

RE:	Share Option Exercise under the 2003 Share Option Plan of the Company

Under an option agreement dated                 , I was granted an option (the ”Option“) to purchase a total of          Shares. At this date, a portion of the Option has vested entitling me to purchase          Shares, of which I have already purchased          Shares in total under one or more prior exercise and subscription forms.

I give notice that I wish to:

[ ]	under section 5.1 of the Plan, exercise the vested portion of my Option to purchase Shares at the price of $ per Share, and I hereby subscribe for that number of Shares at that price, enclose payment for those Shares in full by bank draft or certified cheque in the total amount of $ and direct that

[ ]	a certificate representing the subscribed Shares be delivered to me at the address set out below;

[ ]	a certificate representing the subscribed Shares be delivered to me at my office; or

[ ]	the subscribed Shares be deposited directly into my broker account (see account details below), and I hereby authorize Computershare Trust Company of Canada, or such other registrar and transfer agent as the Company may appoint from time to time;

or

•	I am resident at the address set out below; and

•	I have received copies of the Plan and the Option Agreement and am agreeing to be bound by all terms of those agreements.

SCHEDULE 5.1 - Page 5

All capitalized terms used in this exercise and subscription form and not otherwise defined have the meanings given to them in the Plan.

Signature:	___________________________________
Name (print):	___________________________________
Address:	___________________________________
___________________________________
Date:	___________________________________
Broker account details:	___________________________________
___________________________________

SCHEDULE 5.1 - Page 6